EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Numbers 333-48609, 333-145101 and 333-145103 on Form S-8 of our reports dated March 17, 2008 relating to (i) the consolidated financial statements and schedule of Waste Industries USA, Inc. and subsidiaries (which report express an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, in 2006, and, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, in 2007), and (ii) the effectiveness of Waste Industries USA, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Waste Industries USA, Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
March 17, 2008